Exhibit 21.1

Subsidiaries of Rice Acquisition Corp. II

Set forth below is a list of subsidiaries of Rice Acquisition Corp. II and their respective place of incorporation.

Name of Subsidiary	Place of Incorporation
Rice Acquisition Holdings II LLC	Cayman Islands